Everflow Eastern Partners, L.P.
585 West Main Street • P.O. Box 629
Canfield, Ohio 44406
Phone: (330)533-2692 • Fax: (330)533-9133
October 6, 2006
VIA EDGAR AND DHL OVERNIGHT EXPRESS
Karl Hiller, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Everflow Eastern Partners, L.P. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 31, 2006 and
Form 10-Q for Fiscal Quarter Ended June 30, 2006 Filed August 11, 2006
File No. 0-19279
Dear Mr. Hiller:
          This letter is in response to your comments on the above-referenced documents which were issued in your letter dated September 27, 2006 (“Comment Letter”). We have responded below to your Comment Letter relating to disclosures included in the Company’s Form 10-K for fiscal year ended December 31, 2005. We are also filing herewith Amendment No. 1 to Form 10-Q for the fiscal quarter ended June 30, 2006 (“Amendment No. 1”). This Amendment No. 1 reflects revisions relating to certain disclosures contained in Form 10-Q in response to your Comment Letter. In addition, a certificate signed by the Company containing certain acknowledgements you requested is being filed herewith as Exhibit A. For your convenience, we have repeated your comments below in italics followed by our response.
Form 10-K for Fiscal Year Ended December 31, 2005
Consolidated Financial Statements
Consolidated Statements of Income, page F-6
1.	We note the amounts of depreciation, depletion, and amortization for each year in the three-year period ended December 31, 2005 presented here, differ from the corresponding amounts in your statements of cash flows. Additionally, the sum of the

Karl Hiller, Branch Chief
U.S. Securities and Exchange Commission
October 6, 2006
Page Two
amounts of depletion, depreciation and amortization of capitalized costs of proved properties and pipeline support equipment and other corporate property and equipment, disclosed in Note 1.F to your consolidated financial statements on page F-10, does not appear to correspond with amounts presented in your consolidated financial statements. Please provide us with a reconciliation and reason(s) for the differences, and revise your disclosure to eliminate any inconsistencies, if necessary.
     The amounts of depreciation, depletion and amortization for each year in the statements of cash flows includes depreciation on other corporate property and equipment, which is included in general and administrative expense on the consolidated statements of income. In addition, the sum of the amounts of depletion, depreciation and amortization of capitalized costs of proved properties disclosed in Note 1.F to the Company’s consolidated financial statements on page F-10 includes accretion expense for the years ended December 31, 2005 and 2004.
     The Company proposes the following revised disclosures to reconcile and clarify the depletion, depreciation and amortization disclosures:
Note 1.F, paragraph 2
     Capitalized costs of proved properties, after considering estimated dismantlement and abandonment costs and estimated salvage values, are amortized by the unit-of-production method based upon estimated proved developed reserves. Depletion, depreciation and amortization on proved properties amounted to $4,728,556, $4,503,933 and $4,801,170 for the years ended December 31, 2005, 2004 and 2003, respectively.
Note 1.F, paragraph 5
     Pipeline and support equipment and other corporate property and equipment are recorded at cost and depreciated principally on the straight-line method over their estimated useful lives (pipeline and support equipment – 10 to 15 years, other corporate equipment – 3 to 7 years, other corporate property – building and improvements with a cost of $1,209,523 – 40 years). Depreciation on pipeline and support equipment amounted to $76,824, $55,813 and $49,762 for the years ended December 31, 2005, 2004 and 2003, respectively. Depreciation on other corporate property and equipment, included in general and administrative expense, amounted to $44,827, $48,823 and $46,139 for the years ended December 31, 2005, 2004 and 2003, respectively.
     The Company will include the above revised disclosures in future Form 10-K filings.

Karl Hiller, Branch Chief
U.S. Securities and Exchange Commission
October 6, 2006
Page Three
Note 1 — Organization and Summary of Significant Accounting Policies, page F-9
Revenue Recognition, page F-12
2.	We note your disclosure that revenue is recognized from oil and gas production when extracted and sold from the properties, and other revenue is recognized when earned and you have contractual rights to it. Expand your disclosure to clarify how the timing of recognition indicated compares to the point at which ownership and all risk of loss transfers to the buyer; it should be clear how your policy complies with the criteria listed in SAB Topic 13.
     The Company proposes the following revised disclosure to further describe the Company’s revenue recognition policy:
Note 1.H, paragraph 1
     Revenue Recognition – The Company recognizes oil and gas revenues when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred, title and risk of loss have transferred to the purchaser, and collectibility of the revenue is reasonably assured. The Company utilizes the sales method to account for gas production volume imbalances. Under this method, income is recorded based on the Company’s net revenue interest in production taken for delivery. The Company had no material gas imbalances at December 31, 2005 and 2004. Other revenue is recognized at the time services are rendered, the Company has a contractual right to such revenue and collection is reasonably assured.
     The Company will include the above revised disclosure in future Form 10-K filings.
Form 10-Q for Fiscal Quarter Ended June 30, 2006
Controls and Procedures, page 7
3.	You state that your Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of your disclosure controls and procedures (as defined in Exchange Act of 1934 Rule 13a-14) as of a date within 90 days prior to the filing date of your quarterly report. Please comply with Item 307 of Regulation S-K, which requires that your evaluation be completed as of the end of the period covered by your interim report. Further, revise your reference to the definition of disclosure controls and procedures in the Exchange Act Rules to 13a-15(e) or 15d-15(e).
     The Company has revised Amendment No. 1 in response to this comment.

Karl Hiller, Branch Chief
U.S. Securities and Exchange Commission
October 6, 2006
Page Four
4.	We note your statement that there were no significant changes to your internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date. Please comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
     The Company has revised Amendment No. 1 in response to this comment:
     I hope the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (330)533-2692, Ext. 25, at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming. Thank you.

Sincerely,

EVERFLOW EASTERN PARTNERS, L.P.

By:	Everflow Management Limited, LLC
General Partner

By:	Everflow Management Corporation
Managing Member

By:	/s/ William A. Siskovic William A. Siskovic
Vice President and Secretary-Treasurer

EXHIBIT A
See attached.

ACKNOWLEDGMENT
     Everflow Eastern Partners, L.P. (the “Company”) hereby acknowledges the following with regard to its Form 10-K for fiscal year ended December 31, 2005 and Form 10-Q for fiscal quarter ended June 30, 2006 and any amendments that may be filed thereto (collectively, the “Filings”):
1.	the Company is responsible for the adequacy and accuracy of disclosure in the Filings;

2.	comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) or changes to the Filings in response to Staff comments do not foreclose the SEC from taking any action with respect to the Filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

EVERFLOW EASTERN PARTNERS, L.P.

By:	EVERFLOW MANAGEMENT LIMITED, LLC
General Partner

By:	EVERFLOW MANAGEMENT CORPORATION
Managing Member

By:	/s/ William A. Siskovic William A. Siskovic
Vice President and Secretary-Treasurer

Date:	October 6, 2006